SMITH BARNEY ADJUSTABLE RATE INCOME FUND

Sub-Item 77 D:


Effective   July  31,  2002,  the  Smith  Barney  Adjustable   Rate
Government Income Fund will be renamed Smith Barney Adjustable Rate Income Fund. This name change was implemented to comply with a new SEC rule that will take effect July 31st. This rule requires that:
     80% of a fund's holdings in certain covered securities be reflected in the fund name, and
     The management policies of a fund be amended to reflect compliance with the 80% rule.

In order to comply with this new rule, the Smith Barney Adjustable Rate Government Income Fund's investment policies will be changing:
    To remove the requirement that 65% of the fund's net assets be invested in U.S. government securities, and
     To reflect the fact that 80% of its net assets will be invested in adjustable rate securities, which may include US government securities (it will also be permitted to invest up to 20% of its net assets in short duration corporate and U.S.
  government fixed rate debt securities - a reduction from the current 35% allowed).

Additionally, on or about July 23, 2002, Smith Barney Fund Management LLC will assume management of the fund's portfolio. Black Rock Financial Management, Inc., which is currently the fund's sub-adviser, will no longer serve as of that date.